

Mail Stop 3561

December 9, 2008

Earl Lewis
President and Chief Executive Officer
FLIR Systems, Inc.
27700A SW Parkway Avenue
Wilsonville, OR 97070

Re: FLIR Systems, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed February 29, 2008
Schedule 14A filed March 13, 2008
Filed March 13, 2008
File No. 000-21918

Dear Mr. Lewis:

We have conducted a targeted review of the above referenced filing for the legal issues noted below. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 19

1. It does not appear you have included a table disclosing securities authorized for issuance under equity compensation plans. Refer to Item 201(d) of Regulation S-K.

Signatures, page 68

2. We note that your principal accounting officer or controller has not signed the report on behalf of the registrant. See General Instruction D(2)(a) to Form 10-K.

Schedule 14A

Compensation Design and Elements of Compensation, page 14

3. We note your disclosure regarding the Annual Incentive Plan. For example, we note that you use qualitative factors for determining bonuses, but we do not see sufficient discussion regarding such factors. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of targets is not required because it would result in competitive harm, please provide a detailed explanation for such conclusion. Please also note that to the extent you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     If you have any questions regarding these comments, you may contact Nolan McWilliams at (202) 551-3217. If you need further assistance, you may contact me at (202) 551-3750

Regards,

Max Webb
Assistant Director